Independent Auditor's Report

Board of Directors and Stockholders

Eco Allies, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements **Eco Allies, Inc.** (the "Company") which comprise the balance sheet as of March 31, 2021 and the related statements of operations, cash flows and stockholders' deficit from July 29, 2020 (inception) through March 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eco Allies, Inc.** as of March 31, 2021, and the results of its operations, cash flows and stockholder's deficit from July 29, 2020 (inception) through March 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

/s/ Assurance Dimensions

Tampa, Florida

May 24, 2021

Eco Allies, Inc.

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Deficit	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 15

Eco Allies, Inc.
Balance Sheet
March 31, 2021

<u>Assets</u>

Current Assets		
Cash	$	534
Total Current Assets		534
Total Assets	$	534

<u>Liabilities and Stockholders' Deficit</u>

Current Liabilities		
Notes payable - net	$	20,000
Due to related party		1,185
Total Current Liabilities		21,185
Stockholders' Deficit		
Common stock, $0.001 par value, 50,000,000 shares authorized		
3,969,500 issued and outstanding		3,970
Additional paid-in capital		2,666,831
Accumulated deficit		(2,691,451)
Total Stockholders' Deficit		(20,651)
Total Liabilities and Stockholders' Deficit	$	534

The accompanying notes are an integral part of these financial statements

Eco Allies, Inc.
Statement of Operations
For the Period From July 29, 2020 (Inception) to March 31, 2021

Operating Expenses		
Research and development - related party	$	2,500,000
General and administrative expenses		149,451
Total Operating Expenses		2,649,451
Loss from operations		(2,649,451)
Other Expense		
Interest expense		(40,000)
Amortization of debt discount		(2,000)
Total Other Expense		(42,000)
Net loss	$	(2,691,451)
Loss per share - basic and diluted	$	(1.69)
Weighted average number of shares - basic and diluted		1,593,518

The accompanying notes are an integral part of these financial statements

Eco Allies, Inc.
Statement of Changes in Stockholders' Deficit
For the Period From July 29, 2020 (Inception) to March 31, 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
July 29, 2020 (inception)	-	-	-	-	-
Stock issued to founder for cash and services ($0.001/share)	1,300,000	1,300	-	-	1,300
Stock issued for cash ($1/share)	29,500	30	29,471	-	29,500
Stock issued for services ($1/share)	100,000	100	99,900	-	100,000
Stock issued for debt issue cost ($1/share)	40,000	40	39,960	-	40,000
Stock issued for research and development - related party ($1/share)	2,500,000	2,500	2,497,500	-	2,500,000
Net loss - 2021	-	-	-	(2,691,451)	(2,691,451)
March 31, 2021	**3,969,500**	**$ 3,970**	**$ 2,666,831**	**$ (2,691,451)**	**$ (20,651)**

The accompanying notes are an integral part of these financial statements

Eco Allies, Inc.
Statement of Cash Flows
For the Period From July 29, 2020 (Inception) to March 31, 2021

Operating activities		
Net loss	$	(2,691,451)
Adjustments to reconcile net loss to net cash used in operations		
Amortization of debt discount		2,000
Stock issued to founder for services rendered		1,200
Stock issued for services		100,000
Stock issued for debt issue cost		40,000
Stock issued for research and development - related party		2,500,000
Net cash used in operating activities		(48,251)
Financing activities		
Proceeds from issuance of note payable - net of original issue discount		40,000
Repayment of note payable		(22,000)
Advances from related party		1,185
Stock issued for cash - founder		100
Stock issued for cash		29,500
Net cash provided by financing activities		48,785
Net increase in cash		534
Cash - beginning of period		-
Cash - end of period	$	534
Supplemental disclosure of cash flow information		
Cash paid for interest	$	2,000
Cash paid for income tax	$	-
Supplemental disclosure of non-cash investing and financing activities		
Original issue discount on notes payable	$	6,000

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Operations

Organization and Nature of Operations

Eco Allies, Inc. (collectively, "EAI", "we", "us", "our" or the "Company") was incorporated in Nevada on July 29, 2020.

We are pursuing opportunities in climate change mitigation, and the renewable and sustainable technologies industries. The Company will manufacture, distribute, and market Biochar. Additionally, the Company will sell carbon offset credits.

The Company's fiscal year end is March 31.

Impact of COVID-19

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company's supply chain, distribution centers, or logistics and other service providers.

In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for products and services and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

We have implemented adjustments to our operations designed to keep employees safe and comply with federal, state, and local guidelines, including those regarding social distancing. The extent to which COVID-19 may further impact the Company's business, results of operations, financial condition and cash flows will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In response to COVID-19, the United States government has passed legislation and taken other actions to provide financial relief to companies and other organizations affected by the pandemic.

The ultimate impact of the COVID-19 pandemic on the Company's operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations.

Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition, and results of operations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity, Going Concern and Management's Plans

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying financial statements, for the period ended March 31, 2021, the Company had:

- Net loss of $2,691,451; and
- Net cash used in operations was $48,251

Additionally, for the period ended March 31, 2021, the Company had:

- Accumulated deficit of $2,691,451
- Stockholders' deficit of $20,651; and
- Working capital deficit of $20,651

The Company has cash on hand of $534 at March 31, 2021. Although the Company intends to raise additional debt (third party and related party lenders) or equity capital (historically shareholder capital contributions and third party debt), the Company expects to incur losses from operations and have negative cash flows from operating activities for the near-term. These losses could be significant as the Company executes its business plan.

These factors create substantial doubt about the Company's ability to continue as a going concern within the twelve month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management's strategic plans include the following:

• Pursuing additional capital raising opportunities,
• Continue research and development efforts on executing and commercializing its business operations,
• Continuing to explore and execute prospective partnering or distribution opportunities; and
• Identifying unique market opportunities that represent potential positive short-term cash flow.

Note 2 - Summary of Significant Accounting Policies

Business Segments

The Company uses the "management approach" to identify its reportable segments. The management approach requires companies to report segment financial information consistent with information used by management for making operating decisions and assessing performance as the basis for identifying the Company's reportable segments. The Company has identified one single reportable operating segment. The Company manages its business on the basis of one operating and reportable segment.

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates, and those estimates may be material.

Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and other assumptions, which include both quantitative and qualitative assessments that it believes to be reasonable under the circumstances.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements*. ASC 820 provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

- Level 1 —Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;
- Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and
- Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The determination of fair value and the assessment of a measurement's placement within the hierarchy requires judgment. Level 3 valuations often involve a higher degree of judgment and complexity. Level 3 valuations may require the use of various cost, market, or income valuation methodologies applied to unobservable management estimates and assumptions. Management's assumptions could vary depending on the asset or liability valued and the valuation method used. Such assumptions could include estimates of prices, earnings, costs, actions of market participants, market factors, or the weighting of various valuation methods. The Company may also engage external advisors to assist us in determining fair value, as appropriate.

Although the Company believes that the recorded fair value of our financial instruments is appropriate, these fair values may not be indicative of net realizable value or reflective of future fair values.

The Company's financial instruments, including cash, is carried at historical cost. At March 31, 2021, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

ASC 825-10 *"Financial Instruments"* allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding financial instruments.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents.

At March 31, 2021, the Company did not have any cash equivalents.

Original Issue Discount

For certain notes issued, the Company provides the debt holder with an original issue discount. The original issue discount is recorded as a debt discount, reducing the face amount of the note, and is amortized to interest expense in the statement of operations over the life of the debt.

Debt Issue Cost

Debt issuance cost paid to lenders, or third parties are recorded as debt discounts and amortized to interest expense in the statement of operations, over the life of the underlying debt instrument.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, *"Income Taxes".* Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of March 31, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended March 31, 2021. As of March 31, 2021, tax year 2021 remains open for IRS audit.

Basic and Diluted Earnings (Loss) per Share

Pursuant to ASC 260-10-45, basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the periods presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. Potentially dilutive common shares may consist of common stock issuable for stock options and warrants (using the treasury stock method), convertible notes and common stock issuable. These common stock equivalents may be dilutive in the future.

The Company did not have any potentially dilutive equity securities outstanding as of March 31, 2021.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

During 2021, the Company received advances from the Chief Executive Officer for corporate expenses totaling $1,185. These advances are non-interest bearing, unsecured and due on demand.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU's to the FASB's Codification. We consider the applicability and impact of all ASU's on our financial position, results of operations, stockholders' equity, cash flows, or presentation thereof. At March 31, 2021, there were no pronouncements that had an effect on the Company's financial statements.

Note 3 – Notes Payable, Original Issue Discount and Debt Issue Cost

On December 18, 2020, the Company issued a fifty-five (55) day note to a third party for $22,000 with an original issue discount of $2,000, resulting in net proceeds of $20,000. The note was unsecured. On February 23, 2021, the Company repaid $22,000. The Company also issued an additional 40,000 shares of common stock as a debt issue cost (see Note 5).

On March 29, 2021, the Company issued a ninety (90) day note to a third party for $24,000 with an original issue discount of 4,000, resulting in net proceeds of $20,000. The note is unsecured. The following represents a summary of these notes, key terms, and outstanding balances at March 31, 2021:

Terms	Note Payable	Note Payable		
Issuance date of note	December 18, 2020	March 29, 2021		
Term	55 days	90 days		
Maturity date	February 11, 2021	June 27, 2021		
Interest rate	0%	0%		
Collateral	Unsecured	Unsecured		
Note Date	**December 18, 2020**	**March 29, 2021**	**Total**	**In-Default**
Principal	$ 22,000	$ 24,000	$46,000	
Original issue discount	(2,000)	(4,000)	(6,000)	
Day 1 - net carrying amount	$ 20,000	$ 20,000	$40,000	
Balance - July 29, 2020 (inception)	$ -	$ -	$ -	$ -
Proceeds	22,000	24,000	46,000	
Original issue discount	(2,000)	(4,000)	(6,000)	
Repayments	(22,000)	-	(22,000)	
Amortization of original issue debt discount	2,000	-	2,000	
Balance - March 31, 2021	$ -	$ 20,000	$20,000	$ -

Note 4 – Income Taxes

The Company's tax expense differs from the "expected" tax expense for the period (computed by applying the blended corporate tax rate of 21% to loss before taxes), are approximately as follows:

	March 31, 2021
Federal income tax benefit net of state benefit - at 21%	$ (565,000)
Subtotal	(565,000)
Valuation allowance	565,000
	$ -

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at March 31, 2021 are approximately as follows:

	March 31, 2021
Deferred Tax Assets	
Net operating loss carryforwards	$ (11,000)
Total deferred tax assets	(11,000)
Less: valuation allowance	11,000
Net deferred tax asset recorded	$ -

Deferred tax assets and liabilities are computed by applying the federal and state income tax rates in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards. In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these deductible temporary differences reverse.

During the period ended March 31, 2021, the valuation allowance increased by approximately $11,000. The total valuation allowance results from the Company's estimate of its inability to recover its net deferred tax assets.

At March 31, 2021, the Company has federal and state net operating loss carryforwards, which are available to offset future taxable income, of approximately $50,000. The Company is in the process of analyzing their NOL and has not determined if the company has had any change of control issues that could limit the future use of these NOL's. NOL carryforwards that were generated after 2017 of approximately $50,000 may only be used to offset 80% of taxable income and are carried forward indefinitely.

These carryforwards may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes which would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis. If a change in ownership were to have occurred, NOL and tax credit carryforwards could be eliminated or restricted.

If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.

The Company files corporate income tax returns in the United States jurisdiction. Due to the Company's net operating loss posture, all tax years are open and subject to income tax examination by tax authorities. The Company's policy is to recognize interest expense and penalties related to income tax matters as tax expense. At March 31, 2021, there are no unrecognized tax benefits, and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

Note 5 – Stockholders' Deficit

The Company has one (1) class of stock:

Common Stock

- 50,000,000 shares authorized
- $0.001 par value
- Voting at 1 vote per share

Equity Transactions for the Period Ended March 31, 2021

Stock Issued to founder for Cash and Services

The Company issued 1,300,000 shares of common stock to its founder and Chief Executive Officer for aggregate consideration of $1,300 consisting of services rendered of $1,200 as well as paying $100. The Company valued these shares at $0.001/share.

Stock Issued for Cash

The Company issued 29,500 shares of common stock for $29,500 ($1/share).

Stock Issued for Services

The Company issued 100,000 shares of common stock for consulting services rendered, having a fair value of $100,000 ($1/share) based upon recent third party cash offerings. As of March 31, 2021, these shares have not been issued to the service provider.

Stock Issued for Debt Issue Costs

In connection with a note issued for $20,000, the Company issued 40,000 shares of common stock as additional consideration. These shares were considered additional interest expense having a fair value of $40,000 ($1/share), based upon recent third party cash offerings. See Note 3.

Stock Issued for Research and Development – Related Party

The Company issued 2,500,000 shares of common stock to an affiliate of the Company's Chief Executive Officer (Stereo Vision Entertainment, Inc.) in exchange for 231,121 verified carbon credits and 5,000,000 seeds of the HDF SuperGreenTree, having a fair value of $2,500,000 ($1/share), based upon recent third party cash offerings.

The Company considers the carbon credits and seeds as part of their strategy for future business operations. The items acquired represent the Company's ongoing research and development in the climate change industry.

As of March 31, 2021, and the date of the accompanying financial statements, the Company has insignificant operations and has expensed the share issuance as research and development in the accompanying statement of operations.

In connection with this stock issuance, the Company became a majority owned subsidiary of Stereo Vision Entertainment, Inc. The change in control has occurred with a related party as the Company's Chief Executive Officer serves this role for both companies. Additionally, the Company's Chief Executive Officer is a principal stockholder, exerts significant influence, and has implied control of both companies.

Note 6 – Subsequent Events

Note Payable and Original Issue Discount

On April 20, 2021, the Company issued a ninety (90) day note to a third party for $24,000 with an original issue discount of 4,000, resulting in net proceeds of $20,000. The note is unsecured.